Media Release

Exhibit 2
COMMONWEALTH BANK DELIVERS 15 PER CENT EARNINGS PER SHARE GROWTH
Shareholders rewarded with $1.30 final dividend, up 16 per cent on prior year
Sydney, 9 August, 2006: The Commonwealth Bank of Australia delivered a statutory net profit after tax (NPAT) for the 12 months to 30 June 2006 of $3,928 million – an increase of 16 per cent on the prior year. Cash NPAT also grew 16 per cent to $4,053 million with cash return on equity increasing from 18.8 per cent to 20.6 per cent.
Excluding the one-off gain of $145 million from the sale of the Bank’s Hong Kong based insurance business, cash earnings per share were up 15 per cent to 304.6 cents per share. Over the past three years, the Bank has delivered earnings per share growth (excluding the profit on the Hong Kong sale) at an annual compound rate of 14 per cent, exceeding the initial Which new Bank earnings target.
The Board has again declared a record final dividend of $1.30 per share – a 16 per cent increase on last year’s final dividend. The final dividend, which is fully franked, will be paid on 5 October 2006. This will take total dividends for the year to $2.24 per share – up 14 per cent on last year. Over the last three years dividends have grown at an annual compound rate of 13 per cent.
Other highlights of the result include:
•	Strong growth in banking income, underpinned by profitable growth across all major product lines;

•	A substantial increase in Funds under Administration, to $152 billion, reflecting robust inflows and continued strength in investment markets;

•	Increases in insurance premiums, operating margins and a favourable claims experience;

•	Strong growth in earnings from ASB in the competitive New Zealand market;

•	Sound expenses management and continued productivity improvement; and

•	Continued strength in credit quality across the portfolio.
Commonwealth Bank Chief Executive, Ralph Norris, said “This is a very good result. Our continuing focus on profitable growth in a competitive market has delivered solid financial returns with all our businesses performing well. We have maintained the momentum in our business and preserved our credit quality, despite some slowing in economic activity.”
“It was also very pleasing to see that we have begun to make progress around our four strategic priorities of customer service, business banking, technology and operational excellence and trust and team spirit. The organisational changes we introduced during the second half have successfully aligned the organisation with these strategic priorities.”

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“In particular, we have had a significant focus on new activities relating to customer service. This has included increases in customer facing staff numbers and an extension of our business banking footprint; the addition of a range of competitive retail and business banking products and more flexible trading hours in bank branches. We are already having some successes from these actions with second half improvements in our home loan performance through the branches, a 40 per cent reduction in the level of customer complaints, and significantly better employee lost time injury rates. These initiatives have clearly signalled our determination to transform the Commonwealth Bank into Australia’s finest financial services organisation.”
Business Performance
The full year underlying NPAT of $3,227 million for the banking business represents an increase of 11 per cent on the prior year. This performance was underpinned by continued volume growth in home loans, improvements in business lending volumes and good expense control. Credit quality remained sound with bad debts as a proportion to risk weighted assets stable.
The Australian retail banking business performed well with underlying NPAT up 13 per cent. Highlights for the year included strong revenue growth, good margin and expense control and further productivity gains. Home loan revenues in particular, were up 16 per cent on the prior year driven, in the second half, by an improvement in the performance of our proprietary channels. The personal lending and credit cards segments of the market, where the low rate “Yellow” Card was launched in the second half, remained competitive. Deposit balances grew with Netbank Saver continuing to attract good inflows with approximately 63 per cent being new funds to the Bank.
Premium, Business and Corporate and Institutional businesses delivered a solid result driven by moderate revenue growth and good expense control. Demand from the corporate sector drove an increase of 18 per cent in lending and finance assets during the period. Commsec continued to trade well, confirming its position as the country’s leading online broker.
In the competitive New Zealand banking market, ASB again significantly outperformed its major competitors delivering underlying NPAT growth of 16 per cent to NZ$440million. ASB achievements included its fifteenth straight year of market share growth in home loans, strong commercial lending and continued productivity improvement. Credit quality remained sound.
Funds Management produced an outstanding result. Underlying net profit before tax increased 23 per cent over the prior year to $563 million. Underlying NPAT, which was up 14 per cent, was impacted by one-off costs and an increase in the effective tax rate from 21.9 per cent to 28.4 per cent due to the phasing out of transitional tax relief. Funds under Administration grew by 23 per cent to $152 billion as a result of strong net fund flows and favourable investment markets. First Choice maintained its retail support base attracting over 25 per cent of retail inflows in the platform market. First Choice has now exceeded $25 billion in funds under administration in less than four years.

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The Insurance business delivered a 38 per cent increase in underlying NPAT to $215 million. The result was underpinned by solid inforce premium and operating growth in Australia and New Zealand positive experience variations and good expense control.
Outlook
The Australian economy performed well in 2006 fiscal year, despite some loss of momentum. Business credit growth has been solid, supported by infrastructure and capacity expansion while consumer credit growth has moderated.
The overall environment for the financial services industry is expected to remain highly competitive and as a result margin pressure will continue. Domestic credit quality, high employment levels and business confidence are strong and provide a positive outlook. Economic growth is likely to remain solid although higher oil prices, increasing domestic and international interest rates, geopolitical instability particularly in the Middle East and the health of the Chinese economy are all factors which could potentially impact the Australian economy.
Commenting on the outlook for the Bank, Ralph Norris said “I am very happy with our progress in the 2006 fiscal year. The business has performed well and this result has set a benchmark for the industry. We are confident going into the new financial year that we will be a tougher competitor and continue to deliver both revenue growth and productivity improvements. We have earnings momentum and our credit quality is good. We have a clear vision of where we want to go and what we must do to deliver.”
“Taking these factors into account, and in the absence of any exogenous shocks, I expect to see good profit growth for the 2007 fiscal year with the Bank delivering earnings per share growth which meets or exceed the average of our peers.”
ENDS
Media contact:
Bryan Fitzgerald
General Manager, Media
Ph: (02) 9378 2663
Mobile: 0414 789 649

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	Full Year	Full Year	June 06	Half Year	Half Year	June 06
	ended	ended	v’s	ended	ended	v’s
	June 06	June 05	June 05	June 06	Dec 05	Dec 05
Highlights	$M	$M	%	$M	$M	%

Banking	3,227	2,913	11	1,638	1,589	3

Funds Management	400	351	14	217	183	19

Insurance	215	156	38	112	103	9

Net profit after tax (underlying basis)	3,842	3,420	12	1,967	1,875	5

Add profit on sale of the Hong Kong Business	145	—	—	—	145	—
Add Shareholder Investment returns (after tax)	66	177	(63)	25	41	(39)

Less WnB expenses	—	(105)	—	—	—	—

Net profit after tax (cash basis)	4,053	3,492	16	1,992	2,061	(3)

Less AIFRS non cash items	(125)	(92)	(36)	(63)	(62)	(2)

Net profit after tax (statutory basis)	3,928	3,400	16	1,929	1,999	(4)

			June 06			June 06
			v’s			v’s
			June 05			Dec 05
Key Shareholder Ratios	June 06	June 05%		June 06	Dec 05%

Earnings per share (cash basis - basic)	315.9	264.8	19	154.9	160.9	(4)
Earnings per share (cash basis – basic) - excluding the sale of Hong Kong	304.6	264.8	15	154.9	149.5	4
Return on equity (%) (cash basis) - excluding the sale of Hong Kong	20.6	18.8	180bpts	20.8	20.1	70bpts

Dividend per share (fully franked)	224	197	14	130	94	38
Dividend payout ratio (%) (cash basis) – excluding the sale of Hong Kong	73.7	74.9	—	83.7	63.2	—

			June 06			June 06
			v’s			v’s
			June 05			Dec 05
Other Performance Indicators	June 06	June 05%		June 06	Dec 05%

Total lending assets (net of securitisation) ($M)	266,096	235,862	13	266,096	254,947	4

Total assets held and funds under administration ($M)	499,824	437,509	14	499,824	466,950	7

Net interest margin (%)	2.34	2.43	(9)bpts	2.29	2.39	(10)bpts

Banking expense to income (%)	47.7	50.6	6	47.4	48.1	1

Funds management expense to FUA (%)	0.71	0.72	1	0.72	0.70	(3)

Insurance expense to in-force premiums (%)	36.7	45.5	19	33.6	40.5	17
Definitions:
NPAT (“Cash Basis”) – Represents profit after tax and minority interests before defined benefit superannuation plan expense and treasury share adjustment.
NPAT (“Underlying Basis”) – Represents NPAT (“Cash Basis”) excluding WnB initiatives and shareholder investment returns and profit on sale of the Hong Kong business.
NPAT (“Statutory Basis”) – Represents profit after tax, minority interests, defined benefit superannuation plan expense and treasury shares. This is equivalent to the statutory item “Net Profit attributable to Members of the Group”.